UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Milestone Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

59935V107

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59935V107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,238,861
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,238,861

9	Aggregate amount beneficially owned by each reporting person. 2,238,861
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.5%*
12	Type of reporting person OO

*

Based on 29,872,535 Common Shares outstanding as of November 4, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 11, 2021.

CUSIP No. 59935V107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,238,861
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,238,861

9	Aggregate amount beneficially owned by each reporting person. 2,238,861
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.5%*
12	Type of reporting person CO

*	Based on 29,872,535 Common Shares outstanding as of November 4, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 11, 2021.

CUSIP No. 59935V107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,238,861
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,238,861

9	Aggregate amount beneficially owned by each reporting person. 2,238,861
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.5%*
12	Type of reporting person IN

*	Based on 29,872,535 Common Shares outstanding as of November 4, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 11, 2021.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed on August 3, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”), MVA Investors, LLC and Aaron Davis, as amended by Amendment No. 1 filed by the Reporting Persons on February 16, 2021. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 4.	Ownership.

(a)    Amount beneficially owned:

Boxer, Boxer Management and Joe Lewis beneficially own 2,238,861 Common Shares.

(b)    Percent of class:

The number of Common Shares beneficially owned by the Reporting Persons represent 7.5% of the Issuer’s outstanding Common Shares based on 29,872,535 Common Shares outstanding as of November 4, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 11, 2021.

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,238,861 Common Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,238,861 Common Shares they beneficially own.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated February 16, 2021, among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 16, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually